TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2007 MAY -4 A 10:09

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

2 May 2007

07023240

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 5 April 2007 to 1 May 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Rand

Rowan D J Adams
Deputy Company Secretary

PROCESSED

MAY 0 9 2007

THOMSON
FINANCIAL

Enc.

5 April 2007

RECEIVED

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 31 March 2007 consisted of 489,831,231 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 31 March 2007 in Tate & Lyle PLC was 489,831,231.

The above figure (489,831,231) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

10 April 2007 – Tate & Lyle PLC

Tate & Lyle files United States International Trade Commission (ITC) Case Alleging Infringement of Patented Sucralose Manufacturing Technology

Tate & Lyle announces that on 6 April 2007 its US subsidiary, Tate & Lyle Sucralose, Inc. filed a United States International Trade Commission (ITC) Case in Washington alleging patent infringement against three Chinese manufacturing groups as well as 18 importers and distributors. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported to the US by the defendants named in the case.

Robert Gibber, General Counsel of Tate & Lyle said, "Our sucralose manufacturing technology is protected by a robust and sophisticated patent estate, which we will defend rigorously. This action follows the filing with the US Federal District Court in May 2006, which so far has resulted in favourable settlements with three of the ten defendants cited in that case. As a next step after launching our federal case in 2006, we are now ready to proceed with this broader ITC Case and so extend our enforcement action to two more Chinese manufacturing groups, who have stolen our technology, as well as their distribution networks in the US."

The ITC has jurisdiction over manufacturers of goods for importation and importers into the US (even if they are located outside of the US), as well as entities in the US who resell after importation, however small the quantities involved. The ITC has the right to exclude products from importation into the US that are shown to infringe a US patent.

The defendants named in the Complaint are manufacturers:

- Hebei Sukerui Science and Technology Co., Ltd. (and its affiliated entities Hebei Province Chemical Industry Academe, and Hebei Research Institute of Chemical Industry)
- Changzhou Niutang Chemical Plant Co., Ltd. (and its affiliated entity U.S. Niutang Chemical, Inc.)
- Guangdong Food Industry Institute (and its affiliated entity L&P Food Ingredient Co., Ltd.)

The named importers and distributors (and the country of their principal place of business) are:

- AIDP, Inc. (USA)
- Beijing Forbest Chemical Co., Ltd. (PRC)
- Beijing Forbest Trade Co., Ltd. (PRC)
- Forbest International USA, LLC (USA)
- CJ America, Inc. (USA)
- Fortune Bridge Co. Inc. (USA)
- Garuda International, Inc. (USA)
- Gremount International Co., Ltd. (PRC)
- Heartland Packaging Corporation (USA)
- Lianyungang Natiprol (Int'l) Co., Ltd. (PRC)
- MTC Industries, Inc. (USA)
- Nantong Molecular Technology Co., Ltd. (PRC)

- Nu-Scaan Nutraceuticals, Ltd. (UK)
- ProFood International, Inc. (USA)
- Ruland Chemistry Co., Ltd. (PRC)
- Shanghai Aurisco International Trading Co. Ltd. (PRC)
- Vivion, Inc. (USA)
- Zhongjin Pharmaceutical (Hong Kong) Co., Ltd. (PRC)

CONTACTS

Mark Robinson, Director of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: +44(0)20 7626 6525 or Mobile: +44 (0)7713 067433

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

In Specie Transfer In

3. Full name of person(s) subject to the notification obligation

AMVESCAP PLC

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

11 April 2007

6. Date on which issuer notified

12 April 2007

7. Threshold(s) that is /are crossed or reached

15%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 72,577,473

Number of Voting Rights: 72,577,473

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 74,049,410

Number of Voting Rights (Indirect) – 74,049,410

% of Voting Rights (Indirect) – 15.11%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 74,049,410

Total % of Voting Rights – 15.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Bank of Ireland Dublin 797,570
Bank of New York 200,869
Banque Paribas 516,311
BNP Secs Svcs (Frankfurt) 160,228
Bank of New York (Brussels) 46,427
Credit Agricole Indosuez (Luxembourg) 127,423
JP Morgan Chase (Hong Kong) 102,370
JP Morgan Chase 3,155,013
Vidacos Nominees Ltd 57,822,220
HSBC Bank plc (London) 1,036,969
Japan Trustee Savings Bank 2,009
Mellon Bank (Pittsburgh) 489,982
Santander Central Hispano Investment 21,962
State Street Trust & Banking Co (London) 7,740,893
Trust & Custody Services JP 5,287
Northern Trust Company (London) 1,823,877

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

13 April 2007

ENDS

16 April 2007 – Tate & Lyle PLC

Tate & Lyle Announces Investment in European Food Ingredient Group

Tate & Lyle, the global renewable ingredients company, today announced the signing of an agreement to acquire an 80% holding in German specialty food ingredients group G. C. Hahn & Co ("Hahn") for a total cash consideration of £79 million (€116 million). The transaction is subject to German antitrust approval and is expected to be completed by 31 May 2007.

Hahn is privately owned and was founded in 1848. Its headquarters and primary operations are located in Lübeck, Germany. It also has production operations in the UK, USA and Australia, and sales offices in 22 countries. Hahn is a recognised leader in dairy stabiliser systems and works closely with customers across the world to develop customised ingredient solutions. Hahn has been a customer of Tate & Lyle for many years. In the year ended 31 December 2006 the company generated sales of €102 million and profit before interest, tax, exceptional items and amortisation of €10 million on net assets of €43 million.

"The combination of Hahn with Tate & Lyle's existing products, systems and applications skills will provide our customers with a comprehensive texturant offering with particular expertise in the dairy and convenience food sectors", said Iain Ferguson, Tate & Lyle's Chief Executive.

"This investment complements our existing teams, in particular at Cesalpinia Food and Tate & Lyle Custom Ingredients, and will strengthen our European marketing presence, opening new opportunities for developing our SPLENDA® Sucralose business."

The former owner will retain 20% of Hahn. The agreement includes options which provide for Tate & Lyle to acquire the outstanding shares in due course. In the meantime, Tate & Lyle will continue to have the support of the founding family in cementing the partnership between Tate & Lyle and Hahn commenced with this investment.

[1] This information has been prepared on a proforma basis under German GAAP and is unaudited.

END

<u>Notes to Editors</u>

Tate & Lyle recently announced a €4 million investment to create a new Health and Wellness centre in Lille. The centre, due to open in September 2007, will include laboratories and pilot plant facilities for customers. It will focus on developing new ingredients in the field of wellness and nutrition, catering for beverage, dairy, bakery, and convenience food.

CONTACTS
Mark Robinson, Director of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7713 067433

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

23 April 2007 - Completion of sale of Canadian sugar refining business

Tate & Lyle PLC ("Tate & Lyle") announces that it has completed the sale of Tate & Lyle Canada Ltd ("Redpath") to American Sugar Refining, Inc. The signing of a conditional agreement for this disposal was announced on 14 February 2007. The effective date for this transaction is 22 April 2007.

The net consideration for Redpath is £131 million (C$298 million), subject to closing adjustments relating to working capital. The consideration will be used to reduce Group debt.

ENDS

CONTACTS

Mark Robinson, Director of Investor Relations
Tel: +44 (0)20 7626 6525 or Mobile: +44 (0)7793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: +44 (0)20 7626 6525 or Mobile: +44 (0)7713 067433

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC

30 April 2007

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 30 April 2007 consists of 489,841,790 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 30 April 2007 in Tate & Lyle PLC is 489,841,790.

The above figure (489,841,790) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

Tate & Lyle PLC – 1 May 2007

Notification of change in Director's details

Mr Stanley Musesengwa, Chief Operating Officer and an Executive Director of Tate & Lyle PLC, has been appointed as a non-executive director of Croda International PLC with effect from 7 May 2007.

This disclosure is made to comply with LR 9.6.14 R of the listing rules.

Rowan Adams
Deputy Company Secretary